Forethought Variable Insurance Trust

300 North Meridian Street, Suite 1800

Indianapolis, Indiana 46204

November 23, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Forethought Variable Insurance Trust (the “Registrant”) File Nos. 333-189870 and 811-22865 Request for Withdrawal of Certain Interactive Date File Submissions

Ladies and Gentlemen:

The Registrant has determined that the four filings submitted by the Registrant on November 17, 2015 pursuant to Rule 497 under the Securities Act of 1933 (the “1933 Act”) containing interactive data format risk/return summary information relating to certain series of the Registrant (SEC Accession Nos. 0001580642-15-005223, 0001580642-15-005231, 0001580642-15-005232, and 0001580642-15-005238) (the “Filings”) were made in error and that it is in the best interests of the Registrant and the public that the filings be withdrawn. Accordingly, pursuant to Rule 477(a) under the 1933 Act, the Registrant hereby requests that the Filings be withdrawn.

Very truly yours,

/s/ Sarah Patterson_

Sarah Patterson

cc: Elizabeth Constant

John V. O’Hanlon

21714827.1.BUSINESS